UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

KNOREX Ltd. (the “Company”) is furnishing this Report on Form 6-K to distribute the Notice of Extraordinary General Meeting (“EGM”) and the accompanying Proxy Statement to its shareholders of record and beneficial owners.

The EGM will be held on Wednesday, 24 June 2026, at 10:00 AM Singapore Time (Tuesday, 23 June 2026, at 10:00 PM Eastern Time). The EGM will be conducted in a hybrid format, comprising a physical venue at 21 Merchant Road, #04-01 Singapore 058267, and a simultaneous live virtual platform for shareholders unable to attend in person. Shareholders wishing to attend the EGM virtually must register in advance using the link: https://stctransfer.zoom.us/webinar/register/WN_mnvkMOvlTuGT4-_3kFkI8w before 10:00 AM Singapore Time on Monday, 22 June 2026.

The Board of Directors has fixed the close of business on Friday, 12 June 2026 (Singapore Time) as the Record Date for determining shareholders entitled to receive notice of, attend, and vote at the EGM.

The EGM is being convened by the Board of Directors pursuant to Article 17.3 of the Company's Memorandum and Articles of Association, following the receipt and verification of a valid statutory requisition from shareholders holding not less than one-tenth (1/10) of the voting rights (on a one vote per share basis) in the share capital of the Company.

The actionable items on the agenda are the proposed Ordinary Resolutions (a) to remove Mr. Wilson Chandra from office as a Director of the Company with immediate effect upon the passage of the resolution, (b) to elect and appoint Mr. Kai Zhong as a Director of the Company with immediate effect upon the passage of the resolution, (c) to elect and appoint Mr. Lu Liu as a Director of the Company with immediate effect upon the passage of the resolution, and (d) to elect and appoint Mr. Truong Vinh Phu Le as a Director of the Company with immediate effect upon the passage of the resolution.

EXHIBITS

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement, dated 12 June 2026.
99.2	Proxy Card (Sample Form for Registered Holders).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 12, 2026